EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter ended June 30,		Six months ended June 30,
(in millions)	2015	2014	2015	2014
Earnings including interest on deposits (1):
Income before income tax expense	$8,549	8,655	$16,712	17,007
Less: Net income from noncontrolling interests	67	60	147	242
Income before income tax expense and after noncontrolling interests	8,482	8,595	16,565	16,765
Fixed charges	1,056	1,100	2,133	2,194
	9,538	9,695	18,698	18,959

Preferred dividend requirement	$356	453	$699	847
Tax factor (based on effective tax rate)	1.48	1.50	1.44	1.44

Preferred dividends (2)	$526	453	$1,005	847
Fixed charges (1):
Interest expense	956	1,002	1,933	1,999
Estimated interest component of net rental expense	100	98	200	195
	1,056	1,100	2,133	2,194
Fixed charges and preferred dividends	$1,582	1,553	$3,138	3,041

Ratio of earnings to fixed charges and preferred dividends (3)	6.03	6.24	5.96	6.23

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,482	8,595	$16,565	16,765
Fixed charges	824	825	1,643	1,640
	9,306	9,420	18,208	18,405

Preferred dividends (2)	526	453	1,005	847
Fixed charges:
Interest expense	956	1,002	1,933	1,999
Less: Interest on deposits	232	275	490	554
Estimated interest component of net rental expense	100	98	200	195
	824	825	1,643	1,640
Fixed charges and preferred dividends	$1,350	1,278	$2,648	2,487

Ratio of earnings to fixed charges and preferred dividends (3)	6.89	7.37	6.88	7.40

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements.

(3)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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